

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 25, 2008

Karol Kapinos, President
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re:** **Bluesky Systems, Corp.**
> **Amendment No. 6 to Form 10**
> **Filed February 29, 2008**
> **File No. 000-52548**
> **Form 10-KSB for the Fiscal Year ended**
> **December 31, 2007**
> **Filed March 5, 2008**
> **File No. 000-52548**

Dear Mr. Kapinos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B. Some of the discrepancies include replacing the word "report" with "annual report," including the title of the certifying individual in the first line, and modification of the wording in paragraph 5(a). Please be aware that future periodic filings should be made in compliance with Regulation S-K. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson Lee at (202) 551-3468 or Linda Van Doorn, Senior Assistant Chief Account, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: JPF Securities Law, LLC